UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         AMENDMENT NO. 2

            Under the Securities Exchange Act of 1934



                         POLYMEDIX, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            73174C100
                  ____________________________
                         (CUSIP Number)


                 Target Capital Management, LLC
                 Attention:  Stephen A. Springer
                    174 Watercolor Way - #103
                             PMB 415
                Santa Rosa Beach, Florida  32459
                      (Phone: 850-278-6482)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        November 15, 2012
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 2

CUSIP NO.  73174C100

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Target Capital Management, LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          7,562,595*
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            0

                     9.     SOLE DISPOSITIVE POWER
                            7,562,595*

                    10.     SHARED DISPOSITIVE POWER
                            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,562,595*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.90%**

14.  TYPE OF REPORTING PERSON

     OO, IA

* The 7,562,595 shares of Common Stock beneficially owned by the Reporting Person include (1) shares of Common Stock currently held; and (2) Warrants ("Warrants") which are convertible to shares of Common Stock at the exercise price of $1.00 per share. For a detailed analysis as to how these 7,562,595 shares of Common Stock are calculated, see Item 5(a) of this Schedule 13D Amendment No. 2.

** This percentage assumes conversion of all of the Reporting Person's Warrants into shares of Common Stock. Absent such conversion, the Reporting Person currently owns less than 5% of the outstanding shares of Common Stock. For a detailed analysis as to how this percentage is calculated, see Item 5(a) of this Schedule 13D Amendment No. 2.

                          SCHEDULE 13D
                         Amendment No. 2

INTRODUCTION.

     On January 29, 2009, Target Capital Management (the
"Reporting Person") filed a Schedule 13D with the Securities and Exchange Commission (the "Original Schedule 13D") with respect to the Reporting Person's ownership of common shares ("Common
Shares") of PolyMedix, Inc. (the "Issuer"). The Reporting Person is now Target Capital Management, LLC, a Florida limited liability company in which the sole member is Stephen A.
Springer.  On June 12, 2009, the Reporting Person filed a
Schedule 13D Amendment No. 1 ("Amendment No. 1") with the
Securities and Exchange Commission, which amended Item 4.

     The Reporting Person recently purchased Common Shares constituting over one percent of the Issuer's outstanding Common Shares. SEC Rule 13d-2(a) provides that an acquisition of an amount equal to one percent or more of a class of securities shall be deemed "material" - requiring the filing of an amendment. This Schedule 13D Amendment No. 2 ("Amendment No. 2") provides information on those recent purchases, updates the Reporting Person's ownership of Common Shares, and provides other relevant information.

     The Cover Page for the Reporting Person is hereby amended as shown in this Amendment No. 2. Compared to the Original Schedule 13D, the percentage of Common Shares now beneficially owned by the Reporting Person has decreased, even though the number of Common Shares now beneficially owned by the Reporting Person has increased. This percentage decrease is attributable to the increase in the number of the Issuer's outstanding Common Shares from 59,845,065 in 2009 to 106,791,339 as of November 9, 2012.

     Item 2 is hereby amended to set forth the new address of the Reporting Person and Stephen A. Springer. Item 4 is hereby amended to describe plans and proposals by the Reporting Person.
Item 5 is hereby amended to update beneficial ownership of Common Shares by the Reporting Person and report the purchases of Common Shares within the past sixty days. All other Items remain unchanged from the previously filed Schedule 13D, as amended.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended to add the following information as to Target Capital Management, LLC and Stephen A. Springer. The sole member of Target Capital Management, LLC, a Florida limited liability company, is Stephen A. Springer.

     The current business address of Target Capital Management, LLC and Stephen A. Sprinter is:

               174 Watercolor Way - #103
               PMB 415
               Santa Rosa Beach, Florida  32459

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     The instructions for Item 4 require the Reporting Person to describe any plans or proposals which relate to or would result in the events enumerated in paragraphs (a) through (j) of the Item 4 instructions. Examples of events which require disclosure by the Reporting Person are any plans or proposals which relate to or would result in:

     "(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;"

     "(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;"

     "(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;"

     "(j) Any action similar to any of those enumerated above."

     The Reporting Person plans to discuss with the Issuer's Board strategies which the Reporting Person believes are in the best interests of the Issuer's shareholders. Such strategies may include events similar to the previously quoted Item 4 events which require disclosure by the Reporting Person.

     The Reporting Person believes that the Board should be proactive and focus on strategies which improve shareholder value. The Reporting Person reaches this conclusion based on the following:

Underperformance and Dilution

     The underperformance of the Issuer's Common Shares over the past several years speaks for itself. In any comparison of the performance of the Common Shares of PolyMedix to either a composite of biotech stocks or a stock exchange composite would show large underperformance by the PolyMedix Common Shares compared to biotech stocks or the general market (see the five-year total return comparison set forth in the Issuer's Form 10-K for the fiscal year ended December 31, 2011). In 2012, the per share price further declined and plummeted to 6.666 cents per share on November 14, 2012.

     Dilution of Common Shares has contributed to this underperformance. The number of outstanding Common Shares have almost doubled over the past three years. Given the Issuer's future cash needs, if cash is raised through issuance of more Common Shares based on the current depressed market price, the dilutive impact will further decrease shareholder value.

The Board Needs More Credibility with Shareholders and
Investors.


     Credibility has been an issue for several years.  In
Stephen A. Springer's April 27, 2009 letter to the Board of
Directors, he stated:

          "The Company's success is dependant on
       achieving credibility in the marketplace..
       Inconsistent positions as to the Company's capital needs also undermine that credibility.
       If the Company loses credibility and the marketplace perceives that there will be disruptions in the Company's achieving its business goals, the situation will create a "field day" for short sellers of the Company's stock. A depressed market for the Company's stock impairs the Company's ability to raise additional capital at a reasonable cost and greatly dilutes the holdings of current shareholders."

     The Reporting Person believes that what was true in 2009 is still true in 2012. For example, on April 23, 2012, when the Issuer issued a Press Release announcing "Positive Results" from its Phase 2 Clinical Trial with PMX-30063, the stock price went in the opposite direction and declined from a per share price of approximately $1.25 to a per share price of approximately $.67 on April 24, 2012.

Board and Management Should Be Aligned with the Shareholders.

     The Reporting Person believes that the Issuer's Board and management should be aligned with the best interests of the Shareholders, both in ownership and in their actions. According to the 2012 Proxy Statement, the total number of Common Shares currently owned by all Directors and Executive Officers as a Group (does not include options or warrants which have not been exercised) is 3,876,700 Common Shares out of 106,305,860 Common Shares outstanding. The combined ownership of Common Shares by all twelve directors and Executive Officers totals only 3.6%, and the only significant ownership of Common Shares by the directors and executive officers is held by Frank P. Slattery, Jr., the Issuer's Chairman of the Board (1,850,100 Common Shares are held by Mr. Slattery).

     The lack of communications by the Board and management with shareholders and investors has reinforced the perception that the Board and management are not aligned with the shareholders. The quarterly conference calls with shareholders and investors have been discontinued. At the May 1, 2012 annual meeting, frustration was expressed by shareholders that the Board and management would not disclose their strategy and refused to discuss the status of its heparin reversal agent (one of the Company's two products in development). Less than ten days later, development of the heparin reversal agent was discontinued.

     In July, 2012, the Chairman of the Board told the Reporting Person that, since there is a lawsuit against the Company, the Issuer's counsel has advised the Board to have no short term discussions with Shareholders - even though the Reporting Person has no connection to that lawsuit.

Plans and Proposals.

     For the foregoing reasons, the Reporting Person believes that it is important that the Board takes steps to align itself with the interests of the Shareholders. The Reporting Person believes that open communications by the Board with the Reporting Person and other Shareholders is crucial to addressing the current difficulties facing the Issuer.

     It is proposed that the Reporting Person communicate directly with Frank P. Slattery, Jr. The Reporting Person would like to reestablish a constructive relationship with Mr. Slattery and the Board. Not only is Mr. Slattery the Issuer's Chairman of the Board, but Mr. Slattery is the only director or executive officer who has significant ownership of Common Shares.

     The Reporting Person has no set agenda for his communications with Mr. Slattery. Communications could cover issues such as the potential sale of PolyMedix (either an asset sale or a stock sale); a potential partnership with another biotech company in the development of its products; the need to prevent options from being issued at the current depressed price which would cause further dilution of the Common Shares; greater representation of shareholder interests on the Issuer's Board of Directors; or other matters of interest to the shareholders. It is intended that this communication be constructive and further the best interests of the shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports beneficial ownership, as calculated below, of 7,562,995 Common Shares of the Issuer:

Common Shares currently owned.                    4,830,452

Common Shares beneficially owned as a result      2,732,143
of Warrants currently owned which give the Reporting Person the right to purchase Common
Shares at an exercise price of $1.00 per share. 2,292,143 Common Shares are attributable to 2,292,143 Series A Warrants currently owned, which are convertible into 2,292,143 Common Shares at an exercise price of $1.00 per share. 320,000 Common Shares are attributable to 32,000 Series B Warrants, each Series B Warrant is convertible into 10 shares of common stock at an exercise price of $1.00 per share. 120,000 Common Shares are attributable to 120,000 Series C
Warrants, which are convertible into 120,000
Common Shares at an exercise price of $1.00 per share.

                                        TOTAL     7,562,595

The percentage of Common Shares beneficially owned by the Reporting Person is calculated at 6.90%. This percentage is based on the aforementioned 7,562,595 Common Shares beneficially owned by the Reporting Person divided by 109,523,482 Common Shares outstanding. The 109,523,482 Common Shares outstanding are calculated by adding 106,791,339 (the number of Common Shares outstanding as of November 9, 2012 as set forth by the Issuer in its 10-Q for the quarter ended September 30, 2012), plus 2,732,143 (the additional number of Common Shares which would be outstanding if the Reporting Person converted its 2,732,143 Warrants into Common Shares).

(b)  Under agreements with its respective clients, the Reporting
     Person has sole voting and dispositive power with respect to all of the Common Shares beneficially owned in paragraph
     (a).

(c) The following purchases of Common Shares were made by the Reporting Person during the past sixty days:


                                              Price/Share
                                              (in Dollars
Purchase In The               Number of       Commissions not
    Name Of       Date        Shares          included)

Target Capital    9/27/2012       400         0.2590
Management, LLC   11/8/2012   180,200         0.1140
                  11/12/2012  155,475         0.0800
                  11/13/2012   50,000         0.0940
                  11/14/2012  501,000         0.0666
                  11/15/2012  322,676         0.0712


All purchases of the foregoing Common Shares were effectuated through open-market transactions.

(d)  Not applicable

(e)  Not applicable

                            SIGNATURE

        After reasonable inquiry and to the best of the Reporting
Person's knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


DATED this 20th day of November, 2012.


TARGET CAPITAL MANAGEMENT, LLC


By:  s/Stephen A. Springer
       Stephen A. Springer, Sole Member